SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: World-leading Biotech Company Selects STARLIMS for $4M Project; dated March 4, 2009

ITEM 1

World-leading Biotech Company Selects STARLIMS for $4M Project

Web-based LIMS, SDMS and ELN Solution for Quality Control Labs on Three Continents

Hollywood, Florida, March 4, 2009 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced that it has been selected by a world-leading biotechnology company for a multi-site project. The contract value is approximately $4 million, which includes licenses for the Company’s web-based STARLIMS® software, initial consulting and professional services and first-year maintenance.

Integrated Solution for LIMS, SDMS, ELN
STARLIMS’s award-winning, web-based LIMS will replace the first-generation LIMS currently in use in the customer’s laboratories. The STARLIMS solution, which will be implemented at the customer’s quality assurance/quality control laboratories in the United States, Europe and Asia, will also provide scientific data management (SDMS) capabilities and electronic laboratory notebook functionality (ELN).

The customer plans to leverage STARLIMS’s web-based capabilities and integrated laboratory informatics functionalities to reduce the number of interfaces it needs, reduce maintenance overheads, and facilitate process harmonization. All authorized users will access the same central STARLIMS system via the web, enabling the customer to create an environment where laboratory processes are standardized across geographically dispersed sites.

From First-Generation LIMS to Global Harmonization
“In planning to replace their first-generation LIMS, the customer took the opportunity to modernize its laboratory informatics portfolio. They realized that STARLIMS’s integrated web-based platform could simplify implementation, validation and maintenance, resulting in lower total cost of ownership. Another important consideration was STARLIMS’s expertise in planning and implementing multi-site projects. The STARLIMS Strategic Informatics Consulting unit, formed last year following our acquisition of Laboratory Expertise Center (LEC), offers the project planning, management and support required to ensure the success of such complex projects,” said Jeff Ferguson, chief operating officer at STARLIMS. “This is a vote of confidence in our product and vision, from one of the world’s leading biotechnology companies. With many companies actively reviewing the future of their legacy and first-generation LIMS, this decision reaffirms the suitability of our products and services for such projects.”

First Major Implementation of STARLIMS Electronic Notebook
This project will be the first major implementation of STARLIMS Electronic Notebook, a software solution designed to replace paper notebooks, which are still in widespread use in quality assurance and quality control laboratories. The STARLIMS Electronic Notebook is designed to map and digitally enforce processes defined in Standard Operating Procedures (SOP), ensuring that the most current SOPs are adhered to at all times and providing the process traceability needed in regulated industries.

Another Step in Long-Range Vision: Unified Lab Informatics Platform over the Web
Ferguson added, “STARLIMS’s vision is to integrate the information a laboratory creates into a single web-based platform, while providing the means to manage a wide range of laboratory processes and workflows. Following this strategy, we launched the industry’s first entirely web-based LIMS in 2006, and are regularly adding strategic capabilities to that powerful web-based platform. In early 2008, the Company released STARLIMS SDMS, an integrated Scientific Data Management System solution capable of managing unstructured data together with structured (LIMS) data. Leveraging these two technologies, the Company developed STARLIMS Electronic Notebook, another step toward enabling the management of all laboratory data on a single unified platform.”

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: March 4, 2009